Exhibit 16.1

June 9, 2026

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Commissioners:
We have read Item 4.01 of Form 8-K dated June 8, 2026, of LGI Homes, Inc. and are in agreement with the statements contained in the second sentence of the first paragraph and the second through fourth paragraphs of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst and Young LLP